Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: February 14, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

BOSTON & PALO ALTO, Calif.—(BUSINESS WIRE)—Akili Interactive (“Akili” or the “Company”), a leading digital medicine company developing cognitive treatments through game-changing technologies, announced that Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA) has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with the previously announced proposed business combination with Akili.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Akili and the proposed business combination with SCS.

The proposed business combination between Akili and SCS is expected to close in mid-2022, after which the combined company will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” For more information on the transaction, visit https://www.socialcapitalsuvrettaholdings.com/dnaa.

The filing can be viewed on the SEC’s website at https://www.sec.gov/.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Our approach of leveraging technologies designed to directly target the brain establishes a new category of medicine—medicine that is validated through clinical trials like a drug or medical device, but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

About Social Capital

At Social Capital, we make big bets on transformational ideas, technology, and people. We strategically invest in smart, profit-minded opportunities and forward-thinking social investments that have the potential to shape a better future. We do this from a balance sheet of permanent capital to support entrepreneurship at all stages. This allows us more flexibility to double down on our convictions, without the limitations of traditional fund structures, and gives founders the runway and resources necessary to succeed. We believe in the outsized potential of for-profit businesses to drive impact in the world. We aim to set a new standard for what capitalism can be. To learn more about Social Capital, visit https://www.socialcapital.com/.

About Social Capital Suvretta Holdings Corp I

Social Capital Suvretta Holdings Corp. I is led by Chamath Palihapitiya and Kishen Mehta and is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company is focused on businesses operating in the biotechnology industry and within the neurology subsector. To learn more about Social Capital Suvretta Holdings, visit https://www.socialcapitalsuvrettaholdings.com/.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Contacts

Akili:

Media

Julie DiCarlo

Akili Interactive

julie@akiliinteractive.com

Sard Verbinnen & Co

akili-svc@sardverb.com

Social Capital Suvretta:

Media

Reze Wong

reze@socialcapital.com

Kerry Golds / Kala Krishnan

kerry.golds@fgh.com / kala.krishnan@fgh.com

scs-us@fgh.com